* A14 2/17/04

04002182

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-52936 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED JAN 30 2004 187 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First MidAmerica Investment Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3916 Sherman Avenue
(No. and Street

| St. Joseph, | Missouri | 64506-3648 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Hemke (816) 387-4400
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in tins Report*

Clifton Gunderson LLP
(Name - *if individual, state last, first, middle name*)

| 2301 Village Drive | St. Joseph, | Missouri | 64506 |
|---|---|---|---|
| (Address) | (city) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Douglas Hemke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First MidAmerica Investment Corporation, as of November 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Sole Stockholder

Title

Notary Public

APRIL D. BALDWIN, NOTARY PUBLIC, NOTARY SEAL
BUCHANAN COUNTY, STATE OF MISSOURI
MY COMMISSION EXPIRES AUGUST 8, 2006

APRIL D. BALDWIN
My Commission Expires August 8, 2006
Buchanan County
NOTARY PUBLIC NOTARY SEAL
STATE OF MISSOURI

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section* 240.17a-5(e)(3).

# FIRST MIDAMERICA INVESTMENT CORPORATION

St. Joseph, Missouri

FINANCIAL STATEMENTS

November 30, 2003 and 2002

# TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

**Independent Auditor's Report**

Board of Directors
First MidAmerica Investment Corporation
St. Joseph, Missouri

We have audited the accompanying statements of financial condition of First MidAmerica Investment Corporation as of November 30, 2003 and 2002, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First MidAmerica Investment Corporation as of November 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

St. Joseph, Missouri
January 20, 2004

**FIRST MIDAMERICA INVESTMENT CORPORATION**
**STATEMENTS OF FINANCIAL CONDITION**
**November 30, 2003 and 2002**

## ASSETS

| | 2003 | 2002 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 25,737 | $ 19,983 |
| Restricted deposits with clearing organization: | | |
| Cash and cash equivalents | 24,000 | 24,000 |
| Securities | 7,100 | -- |
| Receivable from clearing organization | 130,269 | 38,642 |
| Receivable from officer | 5,179 | 5,179 |
| Prepaid expenses | 28,302 | 11,292 |
| Total current assets | 220,587 | 99,096 |
| **PROPERTY AND EQUIPMENT** | | |
| Leasehold improvements | 33,353 | 32,583 |
| Computer equipment | 21,753 | 2,348 |
| Furniture and fixtures | 37,113 | 15,975 |
| Total, at cost | 92,219 | 50,906 |
| Less accumulated depreciation | 23,896 | 11,347 |
| Total property and equipment | 68,323 | 39,559 |
| **OTHER ASSETS** | | |
| Income tax deposit | 12,802 | 8,377 |
| **TOTAL ASSETS** | $ 301,712 | $ 147,032 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2003 | 2002 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Bank overdraft | $ 123,042 | $ -- |
| Total current liabilities | 123,042 | -- |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, $1par value; 30,000 shares authorized and 15,000 shares issued | 15,000 | 15,000 |
| Additional paid-in capital | 55,080 | 55,080 |
| Retained earnings | 108,590 | 76,952 |
| Total stockholder's equity | 178,670 | 147,032 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 301,712 | $ 147,032 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF INCOME
Years Ended November 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ 918,667 | $ 553,639 |
| Dividends | 1,744 | 11 |
| Interest | 509 | 1,402 |
| Net realized gain (loss) on securities | 2,321 | (98) |
| Unrealized loss on securities | (1,117) | -- |
| Other income | 2,077 | 110 |
| Total revenues | 924,201 | 555,064 |
| **OPERATING EXPENSES** | | |
| Compensation of officers | 88,021 | 336,900 |
| Salaries and wages | 443,435 | 25,444 |
| Payroll taxes | 27,996 | 12,292 |
| Consulting fees | 23,519 | 14,969 |
| Training and education | 957 | 2,118 |
| Rent | 82,197 | 28,332 |
| Repairs | 1,197 | 55 |
| Cable | 2,331 | 1,486 |
| Cleaning and janitorial | 566 | 362 |
| Telephone | 10,924 | 4,196 |
| Utilities | 2,020 | 1,399 |
| Charitable contributions | 350 | -- |
| Professional fees | 10,136 | 14,976 |
| Research fees | 3,506 | 320 |
| Regulatory fees and costs | 16,917 | 5,508 |
| Licenses and permits | 943 | -- |
| Advertising | 12,426 | 4,409 |
| Dues and subscriptions | 1,170 | 1,922 |
| Depreciation | 12,549 | 7,715 |
| Office supplies | 14,350 | 4,274 |
| Postage and delivery | 1,010 | 946 |
| Printing and reproduction | 6,415 | -- |
| Miscellaneous | 15,093 | 5,203 |
| Automobile | 10,950 | 9,000 |
| Travel and entertainment | 18,562 | 6,499 |
| Insurance | 28,524 | 1,716 |
| Other expenses | 6,499 | 23,033 |
| Total operating expenses | 842,563 | 513,074 |
| **NET INCOME** | $ 81,638 | $ 41,990 |

These financial statements should be read only in connection

# FIRST MIDAMERICA INVESTMENT CORPORATION
## STATEMENTS OF STOCKHOLDER'S EQUITY
### Years Ended November 30, 2003 and 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **NCES, NOVEMBER 30, 2001** | $ 15,000 | $ 55,080 | $ 69,962 | $ 140,042 |
| ributions from Sub-Chapter S earnings | -- | -- | (35,000) | (35,000) |
| 2 net income | -- | -- | 41,990 | 41,990 |
| **NCES, NOVEMBER 30, 2002** | 15,000 | 55,080 | 76,952 | 147,032 |
| ribution from Sub-Chapter S earnings | -- | -- | (50,000) | (50,000) |
| 3 net income | -- | -- | 81,638 | 81,638 |
| **NCES, NOVEMBER 30, 2003** | $ 15,000 | $ 55,080 | $ 108,590 | $ 178,670 |

These financial statements should be read only in connection
with the accompanying summary of significant accounting policies
and notes to financial statements.

**FIRST MIDAMERICA INVESTMENT CORPORATION**
**STATEMENTS OF CASH FLOWS**
**Years Ended November 30, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 81,638 | $ 41,990 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 12,549 | 7,715 |
| Unrealized loss on securities | 1,117 | -- |
| Net realized gain on securities | (2,321) | -- |
| Effect of changes in operating assets and liabilities: | | |
| Restricted deposits with clearing organization | -- | 165 |
| Receivable from clearing organization | (91,627) | 5,562 |
| Prepaid expenses | (17,010) | (10,089) |
| Income tax deposit | (4,425) | (8,377) |
| Net cash provided by (used in) operating activities | (20,079) | 36,966 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Sales of CD's | -- | 30,000 |
| Purchase of property and equipment | (41,313) | (13,827) |
| Purchase of securities | (83,092) | -- |
| Proceeds from sale of securities | 77,196 | -- |
| Net cash provided by (used in) investing activities | (47,209) | 16,173 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Bank overdraft | 123,042 | -- |
| Distributions from Sub-Chapter S earnings | (50,000) | (35,000) |
| Net cash provided by (used in) financing activities | 73,042 | (35,000) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 5,754 | 18,139 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 19,983 | 1,844 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 25,737 | $ 19,983 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

**FIRST MIDAMERICA INVESTMENT CORPORATION**
**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
**November 30, 2003 and 2002**

First MidAmerica Investment Corporation was formed on January 20, 1999 in the state of Missouri and operates as an originating broker registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), the Securities Industry Association (SIA), and the Securities Investor Protection Corporation (SIPC). The Company was capitalized in 2000, however its registrations were finalized and brokerage operations began in March 2001. The Company utilizes a single clearing broker to transact all market activity. This clearing broker is responsible for the flow of all customer funds and securities. The Company receives a commission from the clearing broker for originating these transactions. The Company's customers are primarily higher income individuals located within the Midwest.

The Company opened branch offices in December 2002 in Milwaukee, Wisconsin; in April 2003 in Vernon Hills, Illinois; and in August 2003 in Mukwanogo, Wisconsin. The branch in Mukwango, Wisconsin has closed effective November 30, 2003.

## USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not restricted in use or held for sale in the ordinary course of business.

## SECURITIES

Marketable securities are stated at market value, with the unrealized gain or loss reflected as a component of operating income.

## PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, with depreciation calculated using the straight-line method over the assets' estimated useful lives, which range from 5 to 10 years.

**FIRST MIDAMERICA INVESTMENT CORPORATION**
**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
**November 30, 2003 and 2002**

## INCOME TAXES

The Company, with the approval of its stockholder, has elected Sub-Chapter S treatment for income tax purposes. The effect of this election is that all tax liabilities and benefits related to the Company pass directly through to the stockholder's income tax return. Accordingly, the Company has no income tax provision or liability. The Company is required to maintain a federal tax deposit to compensate for its election of a fiscal, rather than a calendar, year end. This deposit balance is adjusted annually, and is reflected as an asset of the Company.

**FIRST MIDAMERICA INVESTMENT CORPORATION**
**NOTES TO FINANCIAL STATEMENTS**
**November 30, 2003 and 2002**

## NOTE 1 - RESTRICTED DEPOSITS WITH CLEARING ORGANIZATION

The Company has executed a Correspondent Clearing Agreement with a clearing broker requiring the Company to maintain a security deposit with the broker as partial security for the Company's due performance of its duties, responsibilities, and liabilities under the agreement. This account totaled $24,000 at both November 30, 2003 and November 30, 2002. The Company executed a new Correspondent Clearing Agreement in December 2001 that expires in December 2003, and began activities under this agreement in January 2002.

## NOTE 2 - RECEIVABLE FROM CLEARING ORGANIZATION

Balances that are due from the clearing organization represent commissions due to the Company for transactions originated through the clearing organization. These balances are not collateralized, but are received by wire transfer in the following month in accord with regulations.

## NOTE 3 - SECURITIES

Securities held are reflected at their market value on November 30, 2003 of $7,100. These securities are publicly traded equity investments and the Company's cost basis in them is $8,217.

## NOTE 4 - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. At November 30, 2003 and November 30, 2002 the Company had net capital of $62,519 and $81,831, respectively, and were required to have $50,000.

## NOTE 5 - LEASE COMMITMENTS

The Company leases office space under operating leases expiring in various years through 2009. The leases contain renewal options for periods from zero to five years at their fair rental value at the time of renewal. Future minimum lease payments under these leases are as follows:

| | |
|---|---|
| 2004 | $ 56,915 |
| 2005 | 58,438 |
| 2006 | 60,191 |
| 2007 | 61,997 |
| 2008 | 63,857 |
| Later years | 16,081 |
| Total | $ 317,479 |

FIRST MIDAMERICA INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
November 30, 2003 and 2002

**NOTE 5 - LEASE COMMITMENTS** (CONTINUED)

Minimum lease payments exclude rentals under renewal options which, as of November 30, 2003, are not reasonably assured of being exercised.

Total rental expense for the years ended November 30, 2003 and 2002 was $82,197 and $28,332, respectively.

**NOTE 6 - COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS**

The Company purchased a vehicle in December 2003 by financing a note payable to BMW Financial Services. The note of $47,712 requires monthly installments of $898, including interest at 4.8% with final payment due in December 2008, and is secured by the vehicle.

Future maturities of the note payable are as follows:

| | |
|---|---|
| 2004 | $ 7,842 |
| 2005 | 9,058 |
| 2006 | 9,502 |
| 2007 | 9,968 |
| 2008 | 10,457 |
| Later years | 885 |
| Total | $ 47,712 |

The Company has been named as a defendant in a lawsuit in Texas involving transactions originated by Shepard Financial Group, an originating broker located in Milwaukee, Wisconsin. The Company has a full indemnification agreement from Shepard Financial Group. The Company intends to vigorously defend against the suit. The amount of liability, if any, from the outcome of this claim cannot presently be estimated, however, management believes that the likelihood of loss regarding this suit is remote.

**NOTE 7 - RELATED PARTY TRANSACTIONS**

The Company pays its sole stockholder an annual rent payment of $18,000 for the use of additional office space in the shareholder's home. Vehicle payments of $10,950 and $9,000 were made in 2003 and 2002, respectively. Both of these agreements are discretionary.

## SUPPLEMENTAL INFORMATION

**FIRST MIDAMERICA INVESTMENT CORPORATION**
**COMPUTATIONS OF NET CAPITAL**
**PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1**
**November 30, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Credits | | |
| Stockholder's equity | $ 178,670 | $ 147,032 |
| Debits | | |
| Bank overdraft | -- | 314 |
| Non-allowable assets | 114,606 | 64,407 |
| Net capital before haircuts on securities positions | 64,064 | 82,311 |
| Haircuts on securities positions | 1,545 | 480 |
| Net capital | 62,519 | 81,831 |
| Minimum net capital requirement | 50,000 | 50,000 |
| Excess net capital | $ 12,519 | $ 31,831 |

Differences existing between the above computations for 2003 and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing include:

| | |
|---|---|
| Net capital - per unaudited Form X-17A-5 Part IIA filing | $ 62,133 |
| Adjustments resulting from audit: | |
| Increase in commissions receivable | 269 |
| Additional expenses recognized | (1,000) |
| Unrealized gain on securities | 1,117 |
| Net capital - per above | $ 62,519 |

**FIRST MIDAMERICA INVESTMENT CORPORATION**
**COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS**
**AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS**
**FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**
**Years Ended November 30, 2003 And 2002**

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 and is exempt under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

# REPORT ON INTERNAL CONTROL

Clifton Gunderson LLP
Certified Public Accountants & Consultants

*INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5*

Board of Directors
First MidAmerica Investment Corporation

In planning and performing our audit of the financial statements of First MidAmerica Investment Corporation for the year ended November 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We noted other matters involving the internal control over financial reporting that we have reported to management of First MidAmerica Investment Corporation in a separate letter dated January 20, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Stock Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Clifton Gunderson LLP
St. Joseph, Missouri
January 20, 2004